UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023 (Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On November 15, 2023, IceCure Medical Ltd. (the “Company”) issued a press release titled: “IceCure Medical Files Appeal with U.S. FDA Requesting a Review of its De Novo Classification for ProSense® in Early-Stage Breast Cancer,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (the “Report”).

On November 15, 2023, the Company issued a press release titled “IceCure Medical Reports Financial Results as of and for the Nine Months Ended September 30, 2023 and Provides Update on Recent Operational Highlights,” a copy of which is furnished as Exhibit 99.2 with this Report.

The first four paragraphs and the section titled “Forward Looking Statements” in the press release furnished as Exhibit 99.1 herewith and the press release furnished as Exhibit 99.2 (other than the second, third and fourth paragraphs thereof) are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, and 333-262620),  filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.
99.1	Press release titled: “IceCure Medical Files Appeal with U.S. FDA Requesting a Review of its De Novo Classification for ProSense® in Early-Stage Breast Cancer.”
99.2	Press release titled: “IceCure Medical Reports Financial Results as of and for the Nine Months Ended September 30, 2023 and Provides Update on Recent Operational Highlights.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: November 15, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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